Japan Airlines Corporation

JAL Bldg. 2-4-11, Higashi-shinagawa
Shinagawa-ku, Tokyo140-8605
Tel.: 81-3-5769-6462
Fax:81-3-5769-6492
Email: irdesk@jal.com

February 1, 2005


05005865

Mr. Paul Dudek
Office of International Corporate Finance
Securities and Exchange Commission

450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Mr. Dudek:

We, Japan Airlines Corporation, a 12g3-2(b) exemptee, File No. 82-122, would like to submit the following documents to your office in accordance with the requirements of its exemption from registration.
For your information, our CIK and CCC numbers are as follows:
CIK: 0001298172
CCC:yn3f$xem

1. Semiannual Report 2004 - year ended September 30, 2004

These documents are enclosed with this letter.
If you have any questions, please do not hesitate to contact us.
Thank you very much for your cooperation in advance.

Yours sincerely,

Katsumasa Tomizawa

Katsumasa Tomizawa

Manager
Investor Relations
Japan Airline Corporation
Tel.: 81-3-5769-6462
Fax: 81-3-5769-6492
Ko.saruwatari@jal.com

2/17